Exhibit 99.127

NR: 21-09 | March 2, 2021

Skeena Intersects 12.51 g/t AuEq over 19.15 metres

in 21C Zone Infill Drilling at Eskay Creek

Vancouver, BC (March 2, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report the last diamond drill core results from the Phase 2 campaign of definition and exploration drilling at the Eskay Creek Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. The Phase 2 infill program, focused upon resource category conversions for the Pre-Feasibility Study (“PFS”) on open-pit constrained resources, is now complete. This release presents the last of the Phase 2 results. The Company has also recently completed a 5,000 m near-mine exploration program at Eskay Creek with results expected shortly. Reference images are presented at the end of this release as well as on the Company’s website.

Eskay Creek Infill Drilling Highlights:

21CZone:

•	3.35 g/t Au, 9 g/t Ag (3.47 g/t AuEq) over 33.93 m (SK-21-677)

•	7.10 g/t Au, 406 g/t Ag (12.51 g/t AuEq) over 19.15 m (SK-21-678)

•	2.82 g/t Au, 57 g/t Ag (3.58 g/t AuEq) over 49.00 m (SK-21-679)

•	5.45 g/t Au, 12 g/t Ag (5.61 g/t AuEq) over 26.80 m (SK-21-702)

•	3.99 g/t Au, 14 g/t Ag (4.17 g/t AuEq) over 41.92 m (SK-21-815)

•	3.97 g/t Au, 13 g/t Ag (4.15 g/t AuEq) over 28.00 m (SK-21-816)

HW Zone:

•	6.06 g/t Au, 11 g/t Ag (6.21 g/t AuEq) over 16.40 m (SK-21-805)

•	3.20 g/t Au, 11 g/t Ag (3.34 g/t AuEq) over 32.19 m (SK-21-806)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Improved Widths Observed In 21C Zone

Mineralization within the 21C Zone has been expanded to depth as confirmed by 2021 Phase 2 drill intersection 2.82 g/t Au, 57 g/t Ag (3.58 g/t AuEq) over 49.00 m (SK-21-679) in a combination of Contact Mudstones and Rhyolite breccias. The nearest historical drill hole intersected comparable grade but over a lesser width, averaging 4.04 g/t AuEq over 25.99 m (C011099). Additional high-grade gold-silver mineralization was intersected by a flanking drill hole which intersected 7.10 g/t Au, 406 g/t Ag (12.51 g/t AuEq) over 19.15 m (SK-21-678) hosted in Contact Mudstones with a second Rhyolite-hosted interval grading 2.87 g/t Au, 7 g/t Ag (2.97 g/t AuEq) over 18.40 m.

Additional Mineralization Established in HW Zone

Supplementary near surface gold-silver mineralization has been established over two new intervals by SK-21-803 in the HW Zone averaging 2.14 g/t Au, 27 g/t Ag (2.50 g/t AuEq) over 7.57 m and 2.09 g/t Au, 25 g/t Ag (2.42 g/t AuEq) over 10.32 m, respectively. These grades and widths compare closely to the surrounding historical drill holes which informed the Company’s current Mineral Resource Estimate (MRE). However, this drill hole represents a potential expansion to the in-pit resource base due to its location outside the limits of the current resource blocks.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling to advance Eskay Creek to full Feasibility by the end of 2021. Additionally, Skeena continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project Phase 2 Drilling Campaign; Length-Weighted Drill Hole Gold and Silver Composites:

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-21-645	33.07	45.10	12.03	2.29	68	3.20	HW
Including	38.85	39.35	0.50	21.30	1200	37.30	HW
SK-21-646	26.25	39.12	12.87	2.32	229	5.37	HW
Including	37.80	38.30	0.50	9.15	5120	77.42	HW
SK-21-648	19.63	26.00	6.37	0.95	12	1.11	HW
SK-21-648	28.32	39.67	11.35	3.43	138	5.26	HW
Including	38.00	39.67	1.67	3.64	484	10.09	HW
SK-21-648	41.77	53.00	11.23	1.24	39	1.76	HW
SK-21-677	77.50	94.00	16.50	1.15	16	1.35	21C
SK-21-677	96.33	130.26	33.93	3.35	9	3.47	21C
Including	117.50	118.50	1.00	32.20	18	32.44	21C
and	118.50	119.32	0.82	36.50	19	36.75	21C
SK-21-677	132.70	147.00	14.30	1.98	8	2.09	21C
SK-21-678	103.85	123.00	19.15	7.10	406	12.51	21C
Including	103.85	104.50	0.65	35.50	5810	112.97	21C
and	105.50	106.50	1.00	30.10	180	32.50	21C
and	106.50	107.00	0.50	20.50	1690	43.03	21C

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
and	107.00	108.00	1.00	24.50	2040	51.70	21C
and	108.00	108.50	0.50	16.10	423	21.74	21C
and	108.50	109.10	0.60	11.80	585	19.60	21C
SK-21-678	126.00	144.40	18.40	2.87	7	2.97	21C
Including	132.00	133.00	1.00	11.20	<5	11.20	21C
SK-21-679	73.00	82.00	9.00	0.64	18	0.88	21C
SK-21-679	86.50	91.00	4.50	2.16	19	2.42	21C
SK-21-679	98.00	147.00	49.00	2.82	57	3.58	21C
Including	100.45	101.40	0.95	6.61	1470	26.21	21C
and	120.92	121.42	0.50	11.15	18	11.39	21C
SK-21-701						ABANDONED	21C
SK-21-702	201.70	228.50	26.80	5.45	12	5.61	21C
Including	201.70	203.09	1.39	52.40	6	52.48	21C
and	203.09	204.00	0.91	12.95	<5	12.95	21C
and	204.74	205.65	0.91	18.15	7	18.24	21C
SK-21-715	34.45	47.00	12.55	1.81	52	2.50	HW
Including	44.47	45.00	0.53	11.35	176	13.70	HW
SK-21-733	9.00	22.80	13.80	4.98	31	5.39	HW
Including	17.00	19.80	2.80	11.95	48	12.59	HW
SK-21-733	28.00	32.33	4.33	1.37	9	1.49	HW
SK-21-733	37.27	44.00	6.73	1.70	7	1.79	HW
SK-21-733	49.10	53.00	3.90	0.73	8	0.83	HW
SK-21-734	13.44	19.20	5.76	2.26	100	3.60	HW
SK-21-734	21.67	31.55	9.88	2.36	31	2.78	HW
SK-21-734	38.84	42.27	3.43	1.03	13	1.20	HW
SK-21-789	56.27	90.00	33.73	1.95	34	2.40	21E
SK-21-790	57.00	73.00	16.00	4.04	50	4.70	21E
Including	68.00	69.00	1.00	22.10	43	22.67	21E
and	69.00	69.60	0.60	11.50	137	13.33	21E
and	69.60	70.20	0.60	21.60	404	26.99	21E
SK-21-790	77.50	93.00	15.50	1.86	160	3.99	21E
Including	80.07	81.07	1.00	8.82	281	12.57	21E
and	81.07	82.20	1.13	7.98	408	13.42	21E
SK-21-791	72.00	80.23	8.23	3.65	23	3.96	21E
Including	76.43	77.00	0.57	11.20	43	11.77	21E
and	77.00	77.87	0.87	10.50	44	11.09	21E
SK-21-791	85.05	99.50	14.45	3.55	30	3.94	21E
SK-21-791	105.50	115.00	9.50	3.65	105	5.05	21E
Including	113.46	114.00	0.54	14.60	796	25.21	21E
SK-21-792	97.60	112.50	14.90	2.31	23	2.61	21E
SK-21-794	72.90	75.08	2.18	0.49	39	1.01	21E
SK-21-794	89.50	105.45	15.95	2.16	23	2.46	21E
Including	102.69	104.00	1.31	9.31	55	10.04	21E
SK-21-794	113.00	115.00	2.00	0.90	5	0.96	21E
SK-21-795	94.00	116.70	22.70	1.91	32	2.34	21E
SK-21-795	119.50	125.00	5.50	1.46	8	1.56	21E
SK-21-796	98.50	103.00	4.50	1.39	15	1.59	21E
SK-21-796	110.50	134.00	23.50	1.19	94	2.44	21E
Including	131.00	132.26	1.26	2.13	1335	19.93	21E
SK-21-797	29.95	33.08	3.13	2.45	8	2.56	21B
SK-21-798	28.38	38.30	9.92	0.78	29	1.17	21B

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-21-799	41.45	65.00	23.55	1.60	115	3.13	21B
Including	46.96	48.57	1.61	6.20	954	18.92	21B
SK-21-800	56.18	68.20	12.02	2.74	184	5.19	21B
Including	64.00	66.67	2.67	6.71	696	15.99	21B
SK-21-800	70.30	75.00	4.70	0.53	28	0.90	21B
SK-21-801	27.45	40.00	12.55	0.92	12	1.08	21B
SK-21-801	44.00	47.00	3.00	1.06	5	1.13	21B
SK-21-802	1.37	3.86	2.49	0.55	14	0.74	HW
SK-21-802	7.54	21.15	13.61	3.10	112	4.59	HW
Including	11.78	12.74	0.96	8.35	340	12.88	HW
and	17.00	18.35	1.35	10.20	183	12.64	HW
and	18.35	19.11	0.76	3.63	733	13.40	HW
SK-21-802	26.00	32.00	6.00	1.03	10	1.17	HW
SK-21-803	5.20	12.77	7.57	2.14	27	2.50	HW
SK-21-803	14.90	25.22	10.32	2.09	25	2.42	HW
Including	21.13	21.70	0.57	10.50	87	11.66	HW
SK-21-803	28.83	37.94	9.11	0.90	9	1.02	HW
SK-21-803	43.00	45.14	2.14	1.26	6	1.34	HW
SK-21-804	3.51	13.80	10.29	2.10	15	2.30	HW
SK-21-804	16.30	18.75	2.45	0.82	15	1.02	HW
SK-21-804	29.00	32.00	3.00	0.75	19	1.00	HW
SK-21-804	35.00	44.00	9.00	0.98	12	1.14	HW
SK-21-804	53.00	55.00	2.00	1.21	5	1.28	HW
SK-21-805	8.70	20.00	11.30	0.95	15	1.14	HW
SK-21-805	25.20	28.40	3.20	0.61	26	0.95	HW
SK-21-805	33.60	43.25	9.65	0.92	8	1.03	HW
SK-21-805	45.60	62.00	16.40	6.06	11	6.21	HW
Including	52.00	55.00	3.00	10.05	11	10.20	HW
SK-21-806	41.81	74.00	32.19	3.20	11	3.34	HW
Including	72.00	74.00	2.00	28.40	71	29.35	HW
SK-21-815	163.00	204.92	41.92	3.99	14	4.17	21C
Including	168.00	169.50	1.50	10.40	58	11.17	21C
and	170.50	171.69	1.19	12.15	14	12.34	21C
and	182.00	183.36	1.36	11.05	126	12.73	21C
SK-21-816	196.00	224.00	28.00	3.97	13	4.15	21C
Including	197.21	198.00	0.79	43.90	5	43.97	21C
and	200.20	201.00	0.80	13.75	6	13.83	21C
SK-21-816	227.00	236.00	9.00	1.65	18	1.89	21C

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero. NSA – No Significant Assays.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-21-645	9937.5	10746.6	908.7	53.0	146.1	-65.0
SK-21-646	9955.1	10760.4	899.7	50.0	355.1	-83.0
SK-21-648	9950.9	10760.9	899.4	55.0	335.3	-74.0
SK-21-677	9812.6	10875.2	845.6	147.0	235.4	-82.7
SK-21-678	9812.3	10875.3	845.5	148.0	235.5	-73.2
SK-21-679	9812.3	10875.1	845.3	150.0	235.1	-77.2

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-21-701	9677.1	10720.5	859.3	89.0	112.1	-65.9
SK-21-702	9652.7	10660.7	868.3	265.0	67.4	-66.0
SK-21-715	9955.2	10729.9	910.5	55.0	345.0	-79.0
SK-21-733	9926.2	10850.0	873.2	61.0	175.0	-78.1
SK-21-734	9926.2	10850.2	873.8	53.0	224.9	-64.0
SK-21-789	10042.5	10665.9	928.1	100.0	260.1	-60.0
SK-21-790	10042.8	10666.1	928.3	93.0	285.0	-74.2
SK-21-791	10082.9	10623.3	930.8	115.0	269.8	-73.0
SK-21-792	10083.0	10623.4	931.6	120.0	270.2	-79.1
SK-21-794	10097.0	10633.0	927.0	115.0	270.3	-61.0
SK-21-795	10098.5	10634.7	926.4	125.0	270.2	-69.9
SK-21-796	10098.7	10634.2	926.1	189.0	270.1	-76.0
SK-21-797	9893.4	10846.7	856.4	45.0	186.1	-89.3
SK-21-798	9874.2	10856.8	852.0	60.0	62.9	-89.1
SK-21-799	9880.1	10856.8	853.1	65.0	180.2	-71.9
SK-21-800	9879.6	10857.2	853.1	75.0	208.8	-67.1
SK-21-801	9874.1	10857.1	851.8	65.0	345.5	-75.0
SK-21-802	9918.6	10868.0	866.5	47.0	335.2	-81.9
SK-21-803	9918.5	10865.3	865.0	55.0	170.9	-75.1
SK-21-804	9910.2	10886.9	868.9	55.0	13.6	-80.9
SK-21-805	9911.2	10886.7	869.2	62.0	65.0	-75.0
SK-21-806	9936.1	10906.1	880.3	74.0	250.0	-72.9
SK-21-815	9677.2	10720.7	859.7	230.0	112.0	-66.1
SK-21-816	9672.9	10684.1	864.9	261.0	89.9	-74.1

ESKAY CREEK PROJECT
21C, 21B AND HW ZONES
VERTICAL SECTION 10860N
15 METRE SECTION ENVELOPE
LOOKING GRID NORTH
HISTORICAL MINE DEVELOPMENT
2019 AU-AG PEA RESOURCES
SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT (G/T AUEQ / METRES)
HW ZONES
21C ZONES
21B ZONES
BASALTS
CONTACT MUDSTONES
RHYOLITES
SK-21-803: 2.50 / 7.57
SK-21-803: 2.42 / 10.32
SK-21-798: 1.17 / 9.92
SK-21-678: 12.51 / 19.15
SK-21-679: 3.58 / 49.00
SK-21-678: 2.97 / 18.40
2.47/9.70
12.64/21.19
7.65/4.96
38.76/1.01
1.68/3.26
1.96/5.88
25.39/9.20
1.46/11.64
0.96/6.60
3.10/9.82
1.42/9.24
2.87/3.69
1.51/9.95
1.96/8.02
3.91/3.36
2.40/5.98
1.64/0.99
35.41/5.66
0.80/3.95
4.25/31.54
3.54/5.21
14.04/6.87
3.24/8.06
1.60/22.48
1.80/10.82
1.61/21.40
3.04/21.53
0.86/2.76
4.04/25.99
8.30/2.76
3.93/14.95
1.59/4.49
0.82/12.36
1.42/9.75
2.74/18.21
1.97/16.01
1.03/6.61
1.49/24.77
2019 PEA PIT LIMITS
800 mASL
700 mASL
800 mE
900 mE
100 METRES